Exhibit 12

McCormick & Company, Incorporated

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	Six Months Ended
	May 31,	Year Ended November 30th
	2017	2016	2015	2014	2013	2012
Net income from consolidated operations	$178.1	$436.2	$364.9	$408.5	$365.8	$386.3
Income tax expense	60.6	153.0	131.3	145.9	133.6	139.8

Income from consolidated operations before income taxes	238.7	589.2	496.2	554.4	499.4	526.1

Plus fixed charges:
Interest expense	29.4	56.0	53.3	49.7	53.3	54.6
Capitalized interest	—	—	—	—	—	—
Interest included in rent expense	7.3	13.9	13.0	13.4	12.5	10.9

Total fixed charges	36.7	69.9	66.3	63.1	65.8	65.5

Plus:
Amortization of capitalized interest	—	0.2	0.2	0.4	0.7	0.9
Dividends from unconsolidated subsidiaries	11.7	37.4	30.9	15.8	4.6	15.6

	11.7	37.6	31.1	16.2	5.3	16.5

Less:
Capitalized interest	—	—	—	—	—	—

Earnings available for fixed charges	$287.1	$696.7	$593.6	$633.7	$570.5	$608.1

Fixed charges	$36.7	$69.9	$66.3	$63.1	$65.8	$65.5

Ratio of earnings to fixed charges	7.82	9.97	8.95	10.04	8.67	9.28